                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO

                             --------------------

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                             --------------------

                       eGAIN COMMUNICATIONS CORPORATION
                      (Name of Subject Company (Issuer))

                             --------------------

                       eGAIN COMMUNICATIONS CORPORATION
                       (Name of Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $.001 Per Share
                        (Title of Class of Securities)

                             --------------------

                                   28225C103
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                             --------------------

                                 ASHUTOSH ROY
                            Chief Executive Officer
                       eGain Communications Corporation
                              455 W. Maude Avenue
                              Sunnyvale, CA 94086
                                (408) 212-3400
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copy To:

                           STANLEY F. PIERSON, ESQ.
                            Pillsbury Winthrop LLP
                              2550 Hanover Street
                              Palo Alto, CA 94304
                                (650) 233-4500


                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
               Transaction valuation*                 Amount of filing fee
--------------------------------------------------------------------------------
                    $6,994,967                              $1,399
--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase shares of common stock of eGain Communications Corporation having a weighted average exercise price of $11.94 as of May 23, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:    $1,399

      Form or Registration No.:  Schedule TO

      Filing Party:              eGain Communications Corporation

      Date Filed:                May 24, 2001


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [_] third party tender offer subject to Rule 14d-1.

      [X] issuer tender offer subject to Rule 13e-4.

      [_] going-private transaction subject to Rule 13e-3.

      [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                            INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on May 24, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share, having an exercise price of more than $4.00 for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange date May 24, 2001, and the related cover letter and Summary of Terms.

     The first paragraph of the Offer to Exchange is amended and restated to read as follows:

     eGain Communications Corporation ("eGain," "we," or "us") is offering to exchange all eligible options to purchase shares of our common stock having an exercise price per share greater than $4.00 granted under the eGain Communications Corporation Amended and Restated 1998 Stock Option Plan (the "1998 Plan"), the eGain Communications Corporation 2000 Non-Management Stock Option Plan (the "2000 Plan"), the Social Science, Inc. 1997 Stock Option Plan, the Big Science Company 1999 Stock Incentive Plan, the Amended and Restated Inference Corporation 1993 Stock Option Plan, the Inference Corporation 1998 Non-Management Stock Option Plan, the Inference Corporation 1998 New Hire Stock Option Plan and the Inference Corporation Fourth Amended and Restated Incentive Stock Option Plan and Nonqualified Stock Option Plan for new options that we will grant under the 2000 Plan (or in the case of options issued under the 1998 Plan, the new options granted in exchange for such options will be under the 1998 Plan). The eligible options will not include Bonus Options described below. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the accompanying Election Form (which together, as they may be amended from time to time, constitute the "Offer"). The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options elected to be exchanged by such option holder and accepted for exchange. We will grant the new options on the date of the first meeting of the compensation committee of eGain's board of directors held at least six months and one day after the date we cancel the options accepted for exchange (the "Replacement Grant Date"). Such meeting (and hence the Replacement Grant Date) is expected to occur within five business days of December 27, 2001. If you choose to participate by exchanging any of your eGain stock options, you must exchange all stock options, excluding
                                                   ---
the Bonus Options, with an exercise price lower than the exercise price of any tendered options which were granted to you within six months prior to the date upon which the Company accepts your tender of options (currently anticipated to be June 22, 2001).

ITEM 1 Summary Term Sheet

The last question of Section I of the Offer to Exchange is amended and restated to read as follows:

     Will my replacement option be an incentive stock option or a nonstatutory stock option?

All replacement options will be nonstatutory stock options, even if some of the cancelled stock options are incentive stock options. While we believe the exchange and cancellation of incentive stock options will not give rise to any tax consequences, you should be aware that the tax consequences of exercising nonstatutory stock options differ from those resulting from the exercise of incentive stock options. Upon the exercise of incentive stock options, no ordinary income tax is payable, although the difference between option exercise price and fair market value of the stock acquired upon exercise may be subject to alternative minimum tax. Upon exercise of a nonstatutory stock option, you would realize ordinary income equal to the difference between the option exercise price and the fair market value of the stock acquired upon exercise of the option, and you would be required to provide for withholding of income and employment taxes on that income. If you sell the stock acquired upon exercise of an incentive stock option after the longer of two years after the date of grant of the option or one year after the date of exercise of the option, any gain in excess of the option exercise price will be treated as long-term capital gain. If you sell stock acquired in connection with the exercise of a non-qualified stock option more than one year after the date of exercise of the option, any gain in excess of the fair market value of the stock at the date of exercise of the option will be treated as long-term capital gain. You should refer to the discussion of "Material Federal Income Tax Consequences" below for a complete discussion of the tax consequences of exchanging your options and the difference between incentive stock options and nonstatutory stock options.

Item 4

SECTION 4  Withdrawal Rights

Section 4 of the Offer to Exchange is amended and restated to read as follows:

     You may only withdraw the options you have elected to cancel ("Your Elected Options") in accordance with the provisions of this Item 4. If you initially elect to accept the Offer and exchange your options and you later want to change your election to reject the Offer, you may reject the Offer with respect to some or all of Your Elected Options. Similarly, if you elect to reject the Offer and you later want to change your election to accept the Offer and exchange your options, you must accept the Offer in accordance with its terms and conditions. We will only accept a paper copy of your Change in Election Form. Delivery by email will not be accepted.

     You may withdraw Your Elected Options at any time before 12:00 midnight, Pacific Time, on June 22, 2001. Notwithstanding the preceding sentence, you may withdraw Your Elected Options at any time after July 23, 2001, if Your Elected Options have not been accepted for Payments. If we extend the Offer beyond that time, you may withdraw Your Elected Options at any time until the extended expiration of the Offer.

     To change your election, you must deliver to Janet Alexander, our Stock Administrator, a Change in Election Form before the Expiration Date. The Change in Election Form must be signed by you, have your name on it, and must clearly indicate whether you elect to accept or reject the Offer.

     You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly elected for exchange for purposes of the Offer, unless you properly re-elect those options before the Expiration Date by following the procedures described in Item 3.

     Neither eGain nor any other person is obligated to give notice of any defects or irregularities in any Change in Election Form, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

SECTION 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.

Section 10 is amended to add the following paragraph at the conclusion of the section:

     Our executive officers are eligible to participate in this offer to exchange. As of May 23, 2001, our executive officers held options to purchase an aggregate of 1,288,455 shares of eGain common stock ranging in price from $0.10 to $22.5625 per share. An aggregate of 677,062 of these options are eligible options. Of the five executive officers who hold eligible options, two executive officers have advised us that they may participate in this offer to exchange some or all of their eligible options and three executive officers who hold eligible options have advised us that they do not intend to participate in this offer.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is amended and restated as follows in order to add a reference to Exhibit (a)(8), which is attached hereto.

         (a)    (1)*    Offer to Exchange, dated May 24, 2001.

         (a)    (2)*    Form of Election Form.

         (a)    (3)     Form of Change in Election Form from Accept to Reject.

         (a)    (4)*    Form of Change in Election Form from Reject to Accept.

         (a)    (5)*    Email communication to eGain employees dated May 23,
                        2001.

         (a)    (6)*    eGain Communications Corporation Annual Report on Form
         10-K for its fiscal year ended June 30, 2000, filed with the Securities and Exchange Commission on September 28, 2000 and incorporated herein by reference.

                (7)* eGain Communications Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 and filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

                (8) Slides that were shown to employees at meetings on June 12, 2001 and June 14, 2001 and are to be posted on the Company's intranet.

         (d)    (1)*    eGain Amended and Restated Stock Option Plan filed as
Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-83439) filed with the Securities and Exchange Commission on July 22, 1999 and subsequently amended, and incorporated herein by reference.

                (2)* Form of Option Agreement pursuant to the eGain Communications Corporation Amended and Restated 1998 Stock Option Plan, filed as
Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-83439) filed with the Securities and Exchange Commission on July 22, 1999 and subsequently amended, and incorporated herein by reference.

                (3)* eGain Communications Corporation 2000 Non-Management Stock Option Plan filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 2000 and incorporated herein by reference.

                (4)* Form of Option Agreement pursuant to the eGain Communications Corporation 2000 Non-Management Stock Option Plan filed as
Exhibit 10.11 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 2000 and incorporated herein by reference.

         (g)     Not applicable.

         (h)     Not applicable.


*  Previously Provided.

                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                    eGAIN COMMUNICATIONS CORPORATION




                                      /s/ Ashutosh Roy
                                    ------------------------------------
                                    Ashutosh Roy
                                    Chief Executive Officer

     Date:  June 15, 2001

                               INDEX TO EXHIBITS


Exhibit Number          Description
----------------------  --------------------------------------------------------

(a)(3)                  Form of Change in Election Form from Accept to Reject.

(a)(8) Slides that were shown to employees at meetings on June 12, 2001 and June 14, 2001 and are to be posted on the Company's intranet.

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